Exhibit 99.3

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Technologies Brings Advanced Intelligent Network
Connectivity to the Enterprise Datacenter

RiT’s CenterMindTM Datacenter Solution is Now Integrated with Patchview+, RiT’s
Advanced Intelligent Infrastructure Management solution.

Tel Aviv, Israel – October 9th, 2014 – RiT Technologies (NASDAQ: RITT), today announced that it has integrated its CenterMind™ solution with PatchView+™ bringing advanced intelligent network connectivity to the enterprise datacenter. PatchView+™ is RiT’s most advanced intelligent connectivity solution available to date.

The integration of CenterMind with PatchView+ provides datacenter managers with the industry’s first IIM solution to support mixed inter-connect, cross-connect and combined topologies, as well as combined copper and fiber cabling.  In addition, the PatchView+ breakthrough architecture requires no rack space to support an unlimited number of ports, meaning a lower upfront investment in panels and rack space, and less power consumption than previous IIM systems.

The integration of PatchView+ with CenterMind, RiT’s enterprise datacenter solution, provides enterprise data center managers with complete real-time visibility and control of all network physical components, with 100 per cent accurate status of devices and their current locations, including switches, servers, switch ports and connected devices.

This in turn enables enterprise datacenter managers to quickly detect points of failure and prevent downtime; eliminate congestions and hotspots and improve network output; and identify underutilized equipment. It also adds an extra layer of security, protecting mission critical communications networks by guarding from unauthorized connects, disconnects, moves and changes.

In addition to PatchView+ integration, CenterMind now offers a new tablet application for automated work order administration that saves on technician overhead, and an upgraded report center that proactively sends alerts on unplanned network changes and unusual variations in critical environmental parameters such as cabinet temperature.

According to Alex Shar, RiT’s CTO, “Unnecessary downtime due to preventable equipment failure can put organizations needlessly at operational risk.

Our enhanced CenterMind Solution helps enterprise datacenter managers resolve network issues quickly, taking the guess work out of troubleshooting and maintenance work; providing managers with greater intelligence by bringing together all the variables needed to respond quicker to business changes.”

For more information about RiT’s CenterMind Solution, please contact us at info@rittech.com or visit our website at www.rittech.com.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

About RiT Technologies

RiT Technologies (NASDAQ: RITT), is a leading provider of IIM and structured cabling solutions and a developer of an innovative indoor optical wireless technology solution. The RiT IIM products provide network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The RiT solutions are deployed around the world, in a broad range of organizations, including data centers in corporate organizations, government agencies, financial institutions, airport authorities, healthcare and education institutions and more. Our Beamcaster™ product is an innovative indoor optical wireless networking technology solutions, designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT. For more information, please visit: www.rittech.com

Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.Except as otherwise required by applicable law, weexpressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACTS:
Tal Harel Marketing Director M: +972.50.6893437 talh@rittech.com www.rit-tech.com	Monica Maron Spicetree Communications Mobile: +972-54-5429529 monica.maron@spicetreecom.com